Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
nLIGHT, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-224461 and 333-230340) on Form S-8 of nLIGHT, Inc. of our report dated March 9, 2020, with respect to the consolidated balance sheets of nLIGHT, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of nLIGHT, Inc. Our report refers to a change in the method of accounting for revenue from contracts with customers as of January 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) and related amendments.

/s/ KPMG LLP

Portland, Oregon
March 9, 2020